Exhibit 3



For Immediate Release    Contacts:
                         ---------
                           K-III:
                                 Doug Smith (212) 745-0123
                           Westcott:
                                 Phyllis Farragut (214) 417-4115


                    K-III TO ACQUIRE WESTCOTT COMMUNICATIONS
                   FOR $21.50 PER SHARE, IN CASH, FOR A TOTAL
                        TRANSACTION VALUE OF $422 MILLION

New York and Dallas, April 22, 1996 - K-III Communications Corporation

[NYSE:KCC], a leading media company active in specialized information, education services and niche consumer and trade publications, and Westcott Communications,

Inc. [NASDAQ:WCTV], the leading provider of educational and training programming for the corporate, government, healthcare and secondary school markets, today jointly announced they had entered into an agreement under which K-III will purchase all of the outstanding shares of Westcott Communications, for $21.50 per share, for a total transaction value of $422 million.



William F. Reilly, Chairman and Chief Executive Officer of K-III, commented:

"Westcott is an excellent strategic fit with K-III across a broad variety of products and markets.  This important step for K-III expands in particular upon our success with Channel One, which we have operated since 1994.  Westcott generates educational content for a broad range of markets and distributes it through satellite and video tape across 23 networks.  Westcott has achieved substantial growth since its founding in 1986 by growing existing networks and launching and acquiring new ones."



"Two of Westcott's new products, which represent substantial growth opportunities, are EXEN (Executive Education Network) and IDTN (Interactive

Distance Training Network).  EXEN provides interactive educational programming to the corporate market








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and IDTN helps customers simultaneously disseminate information on a time sensitive basis across a dispersed geographical area.  We believe that together with K-III, Westcott can expand into further markets with strong growth characteristics, specifically corporate and professional training and information, and the burgeoning healthcare industry.



"In addition, we can draw upon K-III's organizational strengths and resources to further the opportunities in this business.  The addition of Westcott's network of 1,100 high schools to Channel One's 12,000 secondary schools along with their combined programming capabilities will leverage growth in those markets."



"We have built unique networks that meet the training needs of geographically diverse and time-sensitive corporate clients," said Carl Westcott, Chairman and

Chief Executive Officer of Westcott Communications.  "K-III's experience in educational publishing and direct sales are a strong complement to our operations.  Their strategic vision and proven management track record immediately enhance the value of our assets for our customers and shareholders and will provide our employees with new opportunities."



The two companies indicated that Westcott will remain a stand-alone entity, with its headquarters in Dallas, operated by essentially the same management and workforce that is in place today.



Under the terms of the transaction, K-III will purchase all outstanding shares of Westcott for $21.50 per share, in cash, for a total transaction value of $422 million.  The transaction is not subject to financing, as the Company intends to finance the acquisition with funds drawn from existing credit lines.  K-III intends to commence a tender offer for Westcott shares, with a minimum condition of a majority of the total shares, no later than April 29, 1996. The transaction has been approved by the Boards of Directors of both companies. K-III expects to consummate the offer by the end of May 1996, assuming receipt of certain federal regulatory approvals upon which the transaction is conditioned.








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Donaldson, Lufkin, & Jenrette Securities Corporation acted as financial advisor to K-III Communications Corporation and will serve as dealer manager for the tender offer.  Goldman, Sachs & Co. acted as financial advisor to Westcott

Communications, Inc.



In 1995, K-III's consolidated revenues were $1.05 billion, with EBITDA of $216.1 million.  Westcott reported consolidated revenues of $97.9 million in 1995, with

EBITDA of $35.7 million. K-III reported a first quarter increase in sales of 32%

to $315 million over the prior-year period, and a 22% increase in EBITDA to

$51.2 million.



Westcott Communications has pioneered the delivery of workplace training and education utilizing various multimedia technologies. The Company provides training, news and information to more than 20,000 subscribers with an estimated population of 3 million professionals and students in the corporate, government,

healthcare, secondary school and interactifve distance training markets.



K-III Communications is a leading media company active in specialized information, educational services and niche consumer and trade publications.

Some of its key brands include Channel One, Weekly Reader, Nelson Directories,

World Almanac, and Seventeen, Modern Bride, New York, and Soap Opera Digest

magazines.







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